May 27, 2025

Timothy G. McHugh
Co-President & Chief Financial Officer
Welltower Inc.
4500 Dorr Street
Toledo, Ohio 43615

       Re: Welltower Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-08923
Dear Timothy G. McHugh:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction